FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For April 4, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.
(Translation of registrant’s name into English)

 Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, “Changes in Supervisory Board ABN AMRO”, dated March 14, 2003.

The information contained in this report is incorporated by reference into Registration Statements nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)
Date: April 4, 2003	By: /s/ R.W.J. Groenink Name: R.W.J. Groenink Title: Chairman of the Managing Board

By: /s/ W.G. Jiskoot Name: W.G. Jiskoot Title: Member of the Managing Board

ABN AMRO BANK N.V. (Registrant)
Date: April 4, 2003	By: /s/ R.W.J. Groenink Name: R.W.J. Groenink Title: Chairman of the Managing Board

By: /s/ W.G. Jiskoot Name: W.G. Jiskoot Title: Member of the Managing Board

Item 1

IR/Press Release	Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 14 March 2003

Changes in Supervisory Board ABN AMRO

ABN AMRO is pleased to announce its Supervisory Boards decision to appoint Mr. Marcus Vinicius Pratini de Moraes, Mr. Paulo Scaroni and Lord Sharman of Redlynch to the Supervisory Board with effect from 29 April 2003.

Mr. Marcus Vinicius Pratini de Moraes (1939) comes from Brazil, one of ABN AMROs home markets. He has held a large number of positions in the private and the public sector. He was Chairman and member of the Advisory Board of ABN AMRO Brazil for twelve years until he became Minister of Agriculture in the government of President Cardozo in 1999. Furthermore, he was a member of the Brazilian Parliament (1983-1987), president of the Brazilian Board of Foreign Trade and member of the Advisory Board of the International Finance Corporation, part of the World Bank. His thorough knowledge of the Brazilian political environment and economy and his expertise in the field of international trade will be an important contribution to the Board.

Mr. Paulo Scaroni (1946), from Italy, is Chief Executive Officer of Enel S.p.A. He was Group Chief Executive of UK-based Pilkington and worked for the French construction firm St. Gobain. His involvement with these large European corporations and his knowledge of the private sector in Italy allows him, as a Board member, to support the growth of ABN AMRO in Europe in general, and in Italy – where ABN AMRO holds strategic stakes in Banca Antonveneta and Capitalia – in particular.

Lord Sharman (1943) is an accountant by profession and was senior partner at KPMG and Chairman of KPMG International until 1999. At this moment he is non-executive chairman of Aegis Group, one of the worlds largest media communications and market research groups. As a UK citizen with extensive experience on the European Continent, Lord Sharman can bridge the Anglo-Saxon and Continental styles of management and corporate governance. Lord Sharman will also be appointed as a member of the Audit Committee.

Ms. Louise Groenman and Baron David de Rothschild have been re-appointed to the Supervisory Board, also with effect from 29 April 2003. Two members of the Board will resign with effect from 29 April 2003: Mr. Willem Overmars will resign having reached the maximum age for serving on the Board, and Mr. Cees van der Hoeven will resign at his personal request, as announced in December 2002.

“The new composition of the Supervisory Board underlines the international orientation of the bank and is a reflection of the ambition to play a leading role in the markets where it operates. The appointed members do not only bring their individual capabilities and expertise, but over and above add extensive knowledge of some of the economies that are important for the bank,” said Mr. Aarnout Loudon, Chairman of the Supervisory Board. “Furthermore, we would like to thank Mr. Overmars and Mr. Van der Hoeven for their valuable contribution to the work of the Supervisory Board.”

As of 29 April 2003, the Supervisory Board of ABN AMRO Bank will consist of 12 members: Mr. Aarnout Loudon (Chairman), Mr. Maarten van Veen (Vice Chairman), Mr. Wim Dik, Mr. Antony Burgmans, Ms. Louise Groenman, Baron David de Rothschild, Ms. Trude Maas-De Brouwer, Mr. Jan Kalff, Mr. Arthur Martinez, Mr. Marcus Vinicius Pratini de Moraes, Mr. Paulo Scaroni and Lord Sharman.

As of the same date, the Audit Committee will consist of the following members: Mr. Aarnout Loudon, Mr. Maarten van Veen, Mr. Wim Dik, Mr. Jan Kalff, Mr. Arthur Martinez and Lord Sharman.

As of 29 April 2003, the Selection and Remuneration Committee will consist of the following members: Mr. Aarnout Loudon, Mr. Maarten van Veen, Mr. Antony Burgmans and Ms. Trude Maas-De Brouwer.

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